UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: April 15, 2015

Commission File No.: 1-11130

(Translation of registrant’s name into English)

148/152 Route de la Reine 92100 Boulogne-Billancourt — France

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

PRESS

RELEASE

Nokia and Alcatel-Lucent to combine to create an innovative leader in next-generation technology and services for an IP connected world

Nokia and Alcatel-Lucent to combine to create an innovative leader in next-generation technology and services for an IP connected world

Helsinki & Paris, April 15, 2015 – Nokia and Alcatel-Lucent announce today their intention to combine to create an innovation leader in next generation technology and services for an IP connected world. The two companies have entered into a memorandum of understanding under which Nokia will make an offer for all of the equity securities issued by Alcatel-Lucent, through a public exchange offer in France and in the United States, on the basis of 0.55 of a new Nokia share for every Alcatel-Lucent share. The all-share transaction values Alcatel-Lucent at EUR 15.6 billion on a fully diluted basis, corresponding to a fully diluted premium of 34% (equivalent to EUR 4.48 per share), and a premium to shareholders of 28% (equivalent to EUR 4.27 per share) (see Appendix 1), on the unaffected weighted average share price of Alcatel-Lucent for the previous three months. This is based on Nokia’s unaffected closing share price of EUR 7.77 on April 13, 2015.

Each company’s Board of Directors has approved the terms of the proposed transaction, which is expected to close in the first half of 2016. The proposed transaction is subject to approval by Nokia’s shareholders, completion of relevant works council consultations, receipt of regulatory approvals and other customary conditions.

Enabling the connected world

The combined company will be uniquely positioned to create the foundation of seamless connectivity for people and things wherever they are. This foundation is essential for enabling the next wave of technological change, including the Internet of Things and transition to the cloud.

The combined company will have unparalleled innovation capabilities, with Alcatel-Lucent’s Bell Labs and Nokia’s FutureWorks, as well as Nokia Technologies, which will stay as a separate entity with a clear focus on licensing and the incubation of new technologies.

With more than 40 000 R&D employees and spend of EUR 4.7 billion in R&D in 2014, the combined company will be in a position to accelerate development of future technologies including 5G, IP and software-defined networking, cloud, analytics as well as sensors and imaging.

Alcatel-Lucent and Nokia have highly complementary portfolios and geographies, with particular strength in the United States, China, Europe and Asia-Pacific. They will also bring together the best of fixed and mobile broadband, IP routing, core networks, cloud applications and services. This combination is expected to create access to an expanded addressable market with improved long term growth opportunities.

Consumers are looking to access data, voice and video across networks of all kinds. In this environment technology that used to operate independently now needs to work well together. That is not always the case today, but together Nokia and Alcatel-Lucent are uniquely suited to helping telecom operators, internet players and large enterprises address this challenge.

TRANSACTION HIGHLIGHTS

•	0.55 of a newly issued ordinary share of Nokia (subject to adjustments for any dividend other than the previously proposed Nokia dividend for 2014) would be offered in exchange for each ordinary share and each American Depositary Share of Alcatel-Lucent. An equivalent offer would be made for each outstanding class of Alcatel-Lucent convertible bonds: OCEANE 2018, OCEANE 2019 and OCEANE 2020

•	The offer values Alcatel-Lucent at EUR 15.6 billion on a fully diluted basis, after taking into account the early conversion and associated dilution of Alcatel-Lucent’s convertible bonds, corresponding to a fully diluted premium of 34% (equivalent to EUR 4.48 per share), and a premium to the shareholders of 28% (equivalent to EUR 4.27 per share), on the unaffected weighted average share price of Alcatel-Lucent for the previous three months. This is based on Nokia’s unaffected closing share price of EUR 7.77 on April 13, 2015

•	Alcatel-Lucent shareholders would own 33.5% of the fully diluted share capital of the combined company, and Nokia shareholders would own 66.5%, assuming full acceptance of the public exchange offer

•	The combined company will be called Nokia Corporation, with headquarters in Finland and a strong presence in France. Risto Siilasmaa is planned to serve as Chairman, and Rajeev Suri as Chief Executive Officer

•	The combined company’s Board of Directors is planned to have nine or ten members, including three members from Alcatel-Lucent, one of whom would serve as Vice Chairman

•	Assuming the closing of the transaction in the first half of 2016:

•	The combined company would target approximately EUR 900 million of operating cost synergies to be achieved on a full year basis in 2019

•	The combined company would target approximately EUR 200 million of reductions in interest expenses to be achieved on a full year basis in 2017

•	The transaction is expected to be accretive to Nokia earnings on a non-IFRS basis (excluding restructuring charges and amortisation of intangibles) in 2017

•	A strong financial profile on which to grow and invest: on a FY2014 combined basis, the proposed company would have had net sales of EUR 25.9 billion, a non-IFRS operating profit of EUR 2.3 billion, a reported operating profit of EUR 0.3 billion, R&D investments of approximately EUR 4.7 billion, and a strong balance sheet with combined net cash at December 31, 2014 of EUR 7.4 billion, assuming conversion of all Nokia and Alcatel-Lucent convertible bonds (for basis of preparation see Appendix 2)

Rajeev Suri, President and Chief Executive Officer of Nokia, said:

“Together, Alcatel-Lucent and Nokia intend to lead in next-generation network technology and services, with the scope to create seamless connectivity for people and things wherever they are.

Our innovation capability will be extraordinary, bringing together the R&D engine of Nokia with that of Alcatel-Lucent and its iconic Bell Labs. We will continue to combine this strength with the highly efficient, lean operations needed to compete on a global scale.

We have hugely complementary technologies and the comprehensive portfolio necessary to enable the internet of things and transition to the cloud. We will have a strong presence in every part of the world, including leading positions in the United States and China.

Together, we expect to have the scale to lead in every area in which we choose to compete, drive profitable growth, meet the needs of global customers, develop new technologies, build on our successful intellectual property licensing, and create value for our shareholders.

For all these reasons, I firmly believe that this is the right deal, with the right logic, at the right time.”

Michel Combes, Chief Executive Officer of Alcatel-Lucent, added:

“A combination of Nokia and Alcatel-Lucent will offer a unique opportunity to create a European champion and global leader in ultra-broadband, IP networking and cloud applications. I am proud that the joined forces of Nokia and Alcatel-Lucent are ready to accelerate our strategic vision, giving us the financial strength and critical scale needed to achieve our transformation and invest in and develop the next generation of network technology.

This transaction comes at the right time to strengthen the European technology industry. We believe our customers will benefit from our improved innovation capability and incomparable R&D engine under the Bell Labs brand. The global scale and footprint of the new company will reinforce its presence in the United States and China.

The proposed transaction represents a compelling offer for our shareholders both in terms of upfront premium and long term value creation potential. Shareholders of Alcatel-Lucent now have the opportunity to participate in the future upside of the industrial project that they have supported during the last two years, through a stronger combined business with greater global scale and a better position for the longer term. The new company will also provide our employees exciting opportunities to be part of a global leader.”

TRANSACTION OVERVIEW

The proposed transaction is expected to offer financial benefits to both Nokia and Alcatel-Lucent shareholders.

The combined company will be positioned to target a larger addressable market with an improved growth profile. Based on Nokia estimates, the addressable market of the combined company in 2014 was approximately 50% larger than the current addressable networks market for Nokia alone, increasing from approximately EUR 84 billion to approximately EUR 130 billion. The combined company is expected to have a stronger growth profile than Nokia’s current addressable market, with an estimated CAGR of approximately 3.5% for 2014-2019.

The combined company would target approximately EUR 900 million of operating cost synergies to be achieved on a full year basis in 2019, assuming closing of the transaction in the first half of 2016. The operating cost synergies are expected to create a long-term structural cost advantage, coming from a wide-range of areas, including:

•	Organizational streamlining, rationalisation of overlapping products and services, central functions, and regional and sales organizations

•	Reduction of various overhead costs in real estate, manufacturing and supply-chain, information technology, and overall general and administrative expenses, including redundant public company costs

•	Procurement given expanded purchasing requirements of the combined company

The combined company would also target approximately EUR 200 million of reductions in interest expenses to be achieved on a full year basis in 2017. The transaction is expected to be accretive to Nokia earnings on a non-IFRS basis (excluding restructuring charges and amortization of intangibles) in 2017. These targets both assume closing of the transaction in the first half of 2016.

The combined company is expected to have a strong balance sheet, with combined net cash at December 31, 2014 of EUR 7.4 billion, assuming conversion of all Nokia and Alcatel-Lucent convertible bonds.

Nokia maintains its long term target to return to an investment grade credit rating and intends to manage the combined capital structure accordingly by retaining significant gross and net cash positions and by proactively reducing indebtedness. This includes Nokia’s intention to exercise an early repayment option for its EUR 750 million convertible bond in the fourth quarter of 2015, which is expected to result in the full conversion of this convertible bond to equity prior to the closing of the transaction, with no expected cash outflow.

Nokia will suspend its capital structure optimization program, including suspending the share repurchase program execution, effective immediately until the closing of the transaction. Following the closing of the transaction, Nokia intends to evaluate the resumption of a capital structure optimization program for the combined company.

The proposed transaction does not impact Nokia’s ability and intent to continue annual dividend payments. Nokia’s Board of Directors dividend proposal of EUR 0.14 for the year ended December 31, 2014 is maintained.

TRANSACTION TERMS

The proposed transaction is structured as a public exchange offer in France in accordance with the General Regulation of the French securities regulator, the Autorité des Marchés Financiers (the “AMF”), and all applicable securities laws and regulations in the United States, in which:

•	0.55 of a newly issued ordinary share of Nokia (subject to adjustments for any dividend other than the previously proposed Nokia dividend for 2014) would be offered in exchange for one ordinary share of Alcatel-Lucent issued and outstanding (including upon the exercise of Alcatel-Lucent stock options) at the time of the offer and tendered

•	0.55 of a newly issued ordinary share of Nokia (subject to adjustments for any dividend other than the previously proposed Nokia dividend for 2014) would be offered in exchange for one American Depositary Share of Alcatel-Lucent tendered

•	An equivalent offer will be made for each outstanding class of Alcatel-Lucent convertible bonds: OCEANE 2018, OCEANE 2019 and OCEANE 2020

After completion of the public exchange offer, Alcatel-Lucent shareholders would own 33.5% of the fully diluted share capital of the combined entity, and Nokia shareholders would own 66.5%, assuming full acceptance of the offer.

The proposed all-share transaction values Alcatel-Lucent at EUR 15.6 billion on a fully diluted basis, corresponding to a fully diluted premium of 34% (equivalent to EUR 4.48 per share), and a premium to the shareholders of 28% (equivalent to EUR 4.27 per share) on the unaffected weighted average share price of Alcatel-Lucent for the previous three months, based on Nokia’s unaffected closing share price of EUR 7.77 on April 13, 2015.

The public exchange offer and the proposed combination will be implemented in accordance with the terms and conditions of the binding memorandum of understanding between Nokia and Alcatel-Lucent. In addition to the offer terms, the memorandum of understanding contains representations, warranties and undertakings by Nokia and Alcatel-Lucent typical in similar transactions. The memorandum of understanding may be terminated by Nokia or Alcatel-Lucent under certain circumstances prior to the filing and/or completion of the public exchange offers, including, for example, a material breach by either party of the terms and conditions of the memorandum of understanding prior to the filing of the offers, the occurrence of a material adverse effect in respect of either party prior to the filing of the offers, the Board of Directors of either party not issuing, or amending in an adverse manner its recommendation, non-receipt of regulatory approvals and certain other circumstances. The parties have further agreed on certain termination fees customary in similar European transactions and payable to the other party under certain circumstances, including a change or withdrawal of the recommendation by the Board of Directors of either party, and Nokia’s failure to obtain the necessary shareholder approval or certain antitrust regulatory approvals.

Subject to Nokia acquiring at least ninety-five percent of the share capital and voting rights of Alcatel-Lucent, Nokia intends to commence a squeeze-out procedure of the remaining outstanding Alcatel-Lucent shares.

CONDITIONS TO OPENING AND COMPLETION OF THE PUBLIC EXCHANGE OFFER

The opening of the public exchange offer is subject to, inter alia, completion of relevant works council consultations; receipt of regulatory approvals in the relevant jurisdictions; the absence of any material adverse event occurring with respect to Nokia or Alcatel-Lucent prior to the filing of the offer with the Autorité des Marchés Financiers (AMF), the French securities regulator, and the United States’ Securities and Exchange Commission (SEC); the issuance by Alcatel-Lucent’s board of a formal recommendation (avis motivé) in favour of the public exchange offer; and to other customary conditions.

In accordance with the French tender offer rules, following launch of the public exchange offer the completion of the offer will only be subject to the approval by Nokia’s shareholders of the resolutions necessary to implement the combination and the public exchange offer, and to Nokia holding more than 50.00% of the share capital of Alcatel-Lucent on a fully diluted basis upon the closing of the public exchange offer.

PRELIMINARY TIMELINE AND NOKIA SHAREHOLDER MEETING

Alcatel-Lucent will immediately start the information process of its Group works council in order to obtain its opinion on the proposed public exchange offer.

It is expected that the remainder of 2015 will constitute a review period consisting of regulatory and merger control review in a number of jurisdictions, AMF review and other transaction approvals and reviews. Nokia plans to convene an Extraordinary General Meeting to pass the resolutions necessary to implement the combination and the public exchange offer after the receipt of relevant regulatory approvals. Nokia’s Board of Directors will, subject to its fiduciary duties, recommend that its shareholders vote in favour of such resolutions.

The notice to the meeting will be published and more information on the public exchange offer and its background made available to both Nokia’s and Alcatel-Lucent’s shareholders after said regulatory steps, which is expected to take place in late 2015 or early 2016. The public exchange offer is expected to be launched and completed in the first half of 2016.

CORPORATE STRUCTURE AND GOVERNANCE

The planned combined company would be headquartered in Finland, with strategic business locations and major R&D centers in France, and many other countries including Germany, the United States and China. The business is expected to operate under the Nokia brand and intends to retain the Bell Labs brand to host its networks-focused innovation activities.

Risto Siilasmaa is planned to serve as Chairman, and Rajeev Suri as Chief Executive Officer. The combined company’s Board of Directors is planned to have nine or ten members, including three members from Alcatel-Lucent, one of whom would serve as Vice Chairman.

Nokia also announces today that it has initiated a review of strategic options for its HERE business. That review is ongoing, it may or may not lead to a transaction, and any further announcements about HERE will be made in due course, as appropriate.

Nokia Technologies, a source of superb innovation, expertise and intellectual property, is not impacted by today’s announcements and will stay as a separate entity with a clear focus on incubating new technologies and sharing those technologies through an active licensing program.

Nokia shares are listed on Nasdaq Helsinki (ticker:NOK1V), and on the New York Stock Exchange in the form of American Depositary Receipts (ticker:NOK). In addition, Nokia will apply for a listing of Nokia’s shares on NYSE Euronext Paris in connection with the public exchange offer.

COMMUNITIES AND ECOSYSTEM

Nokia is a global company, with deep roots and heritage in many parts of the world. When it joins with Alcatel-Lucent, it also expects that France, where Alcatel-Lucent is a fundamental participant in the technology ecosystem, will be a vibrant centre of the combined company. Nokia intends to be an important contributor to the overall development of the broader technology ecosystem and a driver of innovation in France.

Consistent with this goal, the combined company expects that after the closing of the transaction it will have a presence in France that spans leading innovation activities including a 5G/Small Cell R&D Centre of Excellence; a Cyber-Security lab similar to its existing facility in Berlin designed to support European collaboration on the topic; and a continued focus on Bell Labs and wireless R&D. Engaging with and supporting projects and academic efforts that enhance the development of future technologies will remain an important priority.

Upon closing of the transaction, Nokia also intends to establish a EUR 100 million investment fund to invest in start-ups in France with a focus on the Internet of Things and the Industrial Internet.

Nokia intends to maintain employment in France that is consistent with Alcatel-Lucent’s end-2015 Shift Plan commitments, with a particular focus on the key sites of Villarceaux (Essonne) and Lannion (Côtes d’Armor). In addition, the company expects to expand R&D employment with the addition of several hundred new positions targeting recent graduates with skills in future-oriented technologies, including 5G. To ensure ongoing support for customers, activities for support services and pre- and post-sales are expected to continue as well.

Similarly Nokia and Alcatel-Lucent have had a defining impact on the United States communications industry. As long-standing technology partners of the US service providers and with a re-energized Bell Labs research and consultancy, the proposed combined company would have technological depth in all strategic domains combined with formidable operational strength. At a time where the industry is re-shaping itself with new architectures, business models and market players, Nokia and Alcatel-Lucent together would bring a compelling force to the fast evolving needs of large enterprises, webscale players, and the public sector, as well as service providers.

Nokia and Alcatel-Lucent also have a long and rich history in China. As a result of the transaction Nokia would own Alcatel-Lucent’s 50% plus one share holding in Alcatel-Lucent Shanghai Bell, a company limited by shares supervised by the State-owned Assets Supervision and Administration Commission of China. Both companies support the Chinese Government’s ambitions to encourage a climate for indigenous innovation and technology development through the ‘Internet Plus’ and ‘Made in China 2025’ initiatives. The combined company intends to remain committed to China and plans to continue enabling local innovation with fast, smart, secure and reliable networks built with its Chinese partners.

OVERVIEW OF ALCATEL-LUCENT

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud applications specialist. It believes that networks are the foundation of an ultra-connected world, and that networks need to be built to achieve the potential of every customer with flexibility, speed, and trust. Alcatel-Lucent’s mission is to invent and deliver trusted networks to help its customers unleash their value.

The company employs approximately 52 600 employees as of end 2014 including 20 000 R&D employees. Its products and services are distributed all over the world (North America: 44%, Asia Pacific: 20%, Europe: 23%, Rest of World: 13%).

It is organized in two main operating segments :

•	Core Networking segment including three business divisions: IP Routing, IP Transport and IP Platforms

•	Access segment including four business divisions: Wireless, Fixed Access, Licensing and Managed Services

Alcatel-Lucent’s shares are traded on Euronext Paris, which represents the principal trading market for its ordinary shares and on the New York Stock Exchange in the form of American Depository Shares.

ADVISORS

J.P. Morgan served as financial advisor to Nokia and delivered a fairness opinion to the Board of Directors of Nokia in connection with the transaction. Skadden, Arps, Slate, Meagher & Flom LLP and Roschier, Attorneys Ltd served as legal advisors.

Zaoui & Co is acting as lead M&A advisor to Alcatel-Lucent and delivered a fairness opinion to the Board of Directors of Alcatel-Lucent in connection with the transaction. Sullivan & Cromwell LLP served as legal advisor.

INVESTOR WEBCAST

Nokia CEO, Rajeev Suri, and Alcatel-Lucent CEO, Michel Combes, will host a webcast and conference call for investors and analysts on April 15, 2015 at 09:00 CET to discuss the transaction.

To join the investor webcast and slide show:

http://edge.media-server.com/m/s/bmodv5pd/lan/en

To join the investor webcast by phone:

US: +1 888 636 1561; Conference ID: 27473048

France: 0800 909322; Conference ID: 27473048

Europe: +44 1452 555 566; Conference ID: 27923810

PRESS CONFERENCE

A press conference will be held in Paris with the Chairmen and CEOs of both companies on April 15, 2015 at 10:15 CET at Pavillon Gabriel, 5 Avenue Gabriel, 75008 Paris.

To join the press conference webcast:

In English: http://edge.media-server.com/m/p/n3vw9fre/lan/en

In French: http://edge.media-server.com/m/p/n3vw9fre/lan/fr

In Chinese: http://edge.media-server.com/m/p/n3vw9fre/lan/zhs

To join the press conference by phone:

French: +33 (0)1 70 48 01 63; Conference ID 7669072

English: +44 (0)20 3427 1923; Conference ID 7166051

Chinese: +861059 045 014; Conference ID 1632595

MICROSITE DETAILS

Further information on the transaction can be found at: www.newconnectivity.com

MEDIA ENQUIRIES

Nokia Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Brunswick (adviser to Nokia)

Tel. +44 207 404 5959

Tel. +33 1 53 96 83 83

Alcatel-Lucent Communications

Simon Poulter, simon.poulter@alcatel-lucent.com

T : +33 (0)1 55 14 10 06

Valerie La Gamba, valerie.la_gamba@alcatel-lucent.com

T : + 33 (0)1 55 14 15 91

INVESTOR ENQUIRIES

Nokia Investor Relations

Tel. +358 4080 3 4080

Email: investor.relations@nokia.com

Alcatel-Lucent Investor relations

Marisa Baldo, marisa.baldo@alcatel-lucent.com

T : + 33 (0)1 55 14 11 20

Tom Bevilacqua, thomas.bevilacqua@alcatel-lucent.com

T : + 1 908-582-7998

ABOUT NOKIA

Nokia invests in technologies important in a world where billions of devices are connected. We are focused on three businesses: network infrastructure software, hardware and services, which we offer through Nokia Networks; location intelligence, which we provide through HERE; and advanced technology development and licensing, which we pursue through Nokia Technologies. Each of these businesses is a leader in its respective field. http://company.nokia.com

ABOUT ALCATEL-LUCENT

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud technology specialist. We are dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide. Our mission is to invent and deliver trusted networks to help our customers unleash their value. Every success has its network.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS

This stock exchange release contains forward-looking statements that reflect Nokia’s and Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to: the expected characteristics of the combined company; expected ownership of the combined company by Nokia and Alcatel-Lucent shareholders; the target annual run rate cost synergies for the combined company; expected customer reach of the combined company; expected financial results of the combined company; expected timing of closing of the proposed transaction and satisfaction of conditions precedent, including regulatory conditions; the expected benefits of the proposed transaction, including related synergies; transaction timeline, including the Nokia shareholders’ meeting; expected governance structure of the combined company and Nokia’s commitment to conducting business in France and China. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability of Nokia to integrate Alcatel-Lucent into Nokia operations; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction with Alcatel-Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this stock exchange release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This stock exchange release relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This stock exchange release is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel-Lucent, nor is it a substitute for the tender offer statement on Schedule TO or the preliminary prospectus / offer to exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed with the SEC, the listing prospectus of Nokia to be filed with the Finnish Financial Supervisory

Authority or the tender offer document to be filed with the Autorité des marchés financiers (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The Registration Statement has not yet been filed with the SEC. The tender offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

All documents referred to above, if filed or furnished, will be available free of charge at the SEC’s website (www.sec.gov).

APPENDIX 1

The fully diluted premium reflects the premium paid by Nokia on Alcatel-Lucent’s market capitalization when adjusting for the dilutive effect of the Change of Control provisions in Alcatel-Lucent’s three outstanding convertible bonds, which account for a substantial part of Alcatel-Lucent’s equity, based on a 3-month volume weighted average price. Calculation (based on number of shares outstanding at the end of 2014) as follows:

a.	Alcatel-Lucent current diluted shares of 3 218 million reflecting: i) 2 780 million common outstanding shares as of Dec 31, 2014 net of 40 million of treasury shares, ii) 40 million shares from outstanding stock options (reflecting treasury method based on Alcatel-Lucent unaffected closing share price of EUR 3.86 on April 13, 2015), iii) 27 million performance shares, and iv) 370 million shares underlying Alcatel-Lucent’s 2018 OCEANE convertible bonds

b.	Market capitalization of EUR 10 766 million based on Alcatel-Lucent current diluted shares of 3,218 million multiplied by the unaffected 3-month volume weighted average price of EUR 3.35

c.	Offer value based on Nokia’s unaffected closing share price as of April 13, 2015 of EUR 7.77 and offer exchange ratio of 0.550x, resulting in an implied offer price of EUR 4.27 per share

d.	Alcatel-Lucent fully diluted shares of 3 643 million reflecting 3 218 million current diluted shares plus 426 million additional shares from Alcatel-Lucent’s three tranches of OCEANE convertible bonds after reflecting change-of-control adjustment (takeover protection clause) based on an illustrative tender offer opening date of January 1, 2016. The breakdown of the 426 million shares is as follows: 68 million additional shares from the 2018 OCEANEs (over and above the 370 million already reflected in current diluted shares), 212 million shares from the 2019 OCEANEs and 145 million shares from the 2020 OCEANEs (neither of the 2019 or 2020 OCEANEs is included in the current diluted shares given they are out-of-the-money but the change-of-control adjustment reduces their effective conversion price, hence bringing them in-the-money).

e.	Fully diluted offer equity value of EUR 15 570 million (calculated as the implied offer price of EUR 4.27 multiplied by fully diluted shares of 3 643 million) less the aggregate face value of the 2019 and 2020 OCEANEs of EUR 1 149 million equaling the adjusted offer equity value of EUR 14 421 million (this number excludes the face value of the 2019 and 2020 OCEANEs but includes the premium offered to them as a consequence of a lower conversion price due to the change-of-control adjustment).

f.	Adjusted offer equity value if EUR 14 421 million divided by market capitalization of EUR 10 766 million equating to a fully diluted premium of 34%, equivalent to EUR 4.48 per share

APPENDIX 2: PRELIMINARY COMBINED FINANCIAL INFORMATION

Basis for preparation

The unaudited financial information presented below is based on Nokia’s and Alcatel-Lucent’s audited financial statements for the full year 2013 and 2014.

The combined financial information is for illustrative purposes only. The combined financial information gives an indication of the combined company’s sales and earnings assuming the activities were included in the same company from the beginning of each period. The combined financial information is based on a hypothetical situation and should not be viewed as pro forma financial information as purchase price allocation, differences in accounting principles and transaction costs have not been taken into account. The difference between transaction value, which has been calculated based on the closing price of Nokia shares as of April 13, 2015 and Alcatel-Lucent’s book equity has been allocated to non-current assets. The expected synergies have not been included.

For the purposes of financial reporting, the actual combined financials will, however, be calculated based on the transaction value and the fair values of Alcatel-Lucent’s identifiable assets and liabilities at the closing date. Balance sheet items could therefore differ significantly from the combined financial information presented below and, as a result, have a significant impact on other items included in the income statement of the combined company.

This stock exchange release also contains non-IFRS operating profit information. For a reconciliation between reported and non-IFRS/adjusted information please see the reports for Q4 2014 and Full Year 2014. The reconciliation of the Full Year 2014 numbers can be found on page 41 in the report issued by Nokia on January 29, 2015 and on page 10 in the report issued by Alcatel-Lucent on February 6, 2015.

Combined income statement and statement of cash flow information (reported numbers for continuing operations)

		2014			2013
EUR million	Combined company	Nokia	Alcatel- Lucent	Combined company	Nokia	Alcatel- Lucent
Net Sales	25,910	12,732	13,178	26,522	12,709	13,813
Gross Profit	10,046	5,638	4,408	9,667	5,345	4,322
Gross Margin	38.8%	44.3%	33.4%	36.4%	42.1%	31.3%
Operating Profit	307	170	137	(220)	519	(739)
Operating Margin	1.2%	1.3%	1.0%	(0.8% )	4.1%	(5.4% )
Net Income	1,137	1,171	(34)	(1,228)	41	(1,269)
Net cash from/(used in) operating activities	2,457	2,330	127	913	1,134	(221)
Capital expenditure	867	311	556	870	407	463

Combined statement of financial position information

	For the year ended December 31, 2014
EUR million	Combined company	Nokia	Alcatel- Lucent
Non-current assets	29,078	7,339	10,362
Current assets excluding gross cash	11,557	6,009	5,548
Cash, cash equivalents & marketable securities	13,265	7,715	5,550
Total assets	53,900	21,063	21,460
Total equity	22,740	8,669	2,694
Non-current liabilities	16,191	5,106	11,085
Current liabilities	14,969	7,288	7,681
Total equity and liabilities	53,900	21,063	21,460
Total debt	7,969	2,692	5,277
Net cash	5,296	5,023	273

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud technology specialist. We are dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide. Our mission is to invent and deliver trusted networks to help our customers unleash their value. Every success has its network.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 55 14 10 06

ALCATEL-LUCENT INVESTOR RELATIONS

MARISA BALDO	marisa.baldo@alcatel-lucent.com	T : +33 (0)1 55 14 11 20
JACQUES-OLIVIER VALLET	jacques-olivier.vallet@alcatel-lucent.com	T : +33 (0)1 55 14 12 49
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel Lucent

Dated: April 15, 2015	By:	/s/ Jean Raby
		Name:	Jean Raby
		Title:	Chief Financial and Legal Officer